Management Agreement

THIS AGREEMENT made as of June 25th, 2002

B E T W E E N:

Southern Health Care, Inc. a company incorporated pursuant to the laws of the State of Colorado and carrying on business in the City of Denver

("SHC")

- and -

Chiropractic USA, Inc., a company incorporated pursuant to the laws of the State of Colorado and carrying on business in the City of Denver

( "CUSA")

WHEREAS SHC is in the final stages of purchasing three Chiropractic Clinics, located in Lake Charles, Sulphur and Iowa Louisiana (the "Clinics") which is anticipated to close on or about the 29th day of July, 2002;

AND WHEREAS SHC is primarily a holding company and not an operational company;

AND WHEREAS CUSA has management capability and expertise required for the efficient operations and management of the Clinics;

AND WHEREAS SHC and CUSA are desirous of setting out the terms and conditions of a management agreement as it relates to the ongoing operations and management of the Clinics;

NOW THEREFORE, FOR VALUABLE CONSIDERATION, THE SUFFICIENCY OF WHICH IS ACKNOWLEDGED BY EACH OF THE PARTIES HERETO, THIS AGREEMENT WITNESSES THAT THE PARTIES HERETO AGREE AS FOLLOWS:

1.		Management.

	a.	CUSA represents to SHC that CUSA has the required skills and experience to perform the duties and exercise the responsibilities required for the efficient operation and management of the Clinics;

	b.	In carrying out these duties and responsibilities CUSA shall comply with all lawful and reasonable instructions as may from time to time be given by individuals representing SHC;

	c.	In consideration for CUSA’s agreement hereto and CUSA’s performance in accordance herewith, SHC agrees to retain CUSA as set out herein;

	d.	This agreement shall commence on the date the acquisition of the clinics by SHC concludes.

2.
Attention to Business. During the term of this agreement, CUSA shall devote sufficient time and attention, including staffing the Clinics with as many full time employees as necessary for the efficient operation and management of the Clinics and to attend to such duties as may be assigned by SHC, and shall faithfully and diligently serve and endeavour to further the interests of the Clinics. In particular, CUSA shall manage the Clinics pursuant to the terms and conditions as set out herein.

3.		Management Duties. CUSA shall:

		i.	Provide all administrative and clerical services for the Clinics;

		ii.	Manage and supervise the operation and maintenance of the Clinics;

		iii.	Promptly collect all income payable to the Clinics when such amounts become due and deposit all such amounts without deduction to the accounts of CUSA;

		iv.	Institute and prosecute, in the name of SHC or CUSA, as the case may be, and on its behalf, legal actions for the recovery of any amounts due to the Clinics;

		v.	Institute and prosecute lawsuits as may be required for the ongoing items that may arise, from time to time, for the operation of the Clinics;

		vi.	Administer and enforce all agreements that the Clinics are a party to;

vii.	Do all things necessary to ensure compliance by CUSA employees and patients of the Clinics in line with the requirements of the Clinics;

viii.	Arrange and renew all insurance policies as is standard in the industry for the Clinics;

ix.	Keep complete records and copies on all documentation in respect to deposits made to the account of CUSA and SHC;

x.	Prepare and file all documents or deductions required under such acts as The Workman's Compensation Act, the Income Tax Act and any such similar acts or legislation;

xi.	Provide a complete set of bookkeeping records relating to the operation of the Clinics;

xii.
Maintain bank accounts in the name of CUSA and SHC and out of such bank account pay such operating expenses of the Clinics with statements of the amounts paid out of such bank account, keeping appropriate backup documentation with respect to such statements;

xiii.	Maintain a chart of accounts and control procedure and systems in accordance with good accounting standards;

xiv.	Maintain complete records and files;

xv.	Prepare, on a regular basis, statements reporting the income and expenses of the Clinics;

xvi.	Conduct and operate a marketing plan for the Clinics and formulate and carry out a promotional program and budget and to provide management, clerical and accounting services for this purpose.

xvii.	attend to the repair, maintenance or housekeeping of the Clinics.

xviii.	attend to the exterior and interior signs and other advertising media and devices and prevention of nuisances as may be required.

xix.
attend to trash removal, receiving and delivery of goods, supplies and other items, non obstruction of common areas and control of parking of vehicles of the tenants, employees, customers and visitors.

xx.	attend to the finish, alteration and remodelling of the premises of all of the Clinics as may be required from time to time;

xxi.	ensure the conformance with legal or regulatory requirements of public authorities, insurance companies and rating bureaus;

xxii.	attend to any breach of CUSA employees covenants which may require action and do all things necessary to ensure compliance by the employees with their obligations as they relate to the Clinics.

xxiii.	represent the Clinics in their relationship with public authority, local and civic organizations and service groups and with other organizations as required;

xxiv.
settle minor claims against the Clinics in accordance with standard procedures as developed from time to time as well as assisting in the defence of the Clinics or the Chiropractors therien as may be required in any outstanding disputes;

xxv.
Control the use of the Clinics used by the patients, employees or by the public, including access and perimeter roads, walkways, entrances and exits and carry out a continuous program of maintenance and report of the Clinics and for such purposes within the limitations set forth in paragraph 6 hereof, purchase or lease such materials, tools or equipment as may be required and employ independent contractors to perform those services which would not normally be performed by unskilled maintenance staff, and purchasing the necessary supplies to make contracts for electricity, gas, water, window cleaning, refuse disposal, health, safety and fire requirements and any further services or utilities which are the obligation of the Clinics to provide.

xxvi.
To retain, subject to consultation with the Board of Directors of SHC, lawyers, chartered accountants, appraisers, architects, engineers, advertising agencies and consultants as may be required from time to time for the proper operation and maintenance of the Clinics.

xxvii.	To retain or dismiss Chiropractors for use in the Clinics, pursuant to the standard Independent contractors agreements employed by CUSA;

xxviii
Any retention of Chiropractic practitioners for use in any of the Clinics shall be done at the discretion of CUSA, but in any event any such practitioner so retained shall be done so on an Independent Con tractor basis. It is understood by CUSA that all compensation of practitioners as well as the guidelines for their selection and dismissal shall be in the sole discretion of CUSA;

4	.
Expenditure of Clinic Funds CUSA is authorized to take all reasonable actions needed to carry out responsibilities under this Agreement and manage the Clinics in a manner advantageous to the Clinics, CUSA and SHC.

5	.	Confidential Information

a.
CUSA acknowledges that it will acquire knowledge and/or information about certain matters and things which are confidential to SHC, whether in the course of or incidental to CUSA’s management of the Clinics, and which knowledge or information is the exclusive property of SHC, including, without limitation:

		i.	SHC loan details details;
		ii.	Clinic lease details;
		iii.	marketing knowledge and/or information;
		iv.	knowledge and/or information regarding competitors;
		v.	other intellectual property and/or data; and
		vi.	such other knowledge and/or information as SHC may from time to time own or otherwise have an interest in.

b.
CUSA acknowledges that knowledge and/or information, including such knowledge and/or information as referred to herein, could be used to the detriment of SHC. Accordingly, CUSA hereby agrees to treat, in strictest confidence, all such knowledge and/or information and agrees not to disclose or authorize disclosure of, same to any third party either during or after the term of this Agreement, other than as required in the ordinary course of business.

	c.		CUSA acknowledges that, without prejudice to any and all rights of SHC, an injunction is the only effective remedy to protect SHC’s rights as set out herein.

d.
CUSA agrees that all records, files, drawings, tapes, documents, tools, equipment and the like relating to the business, work or investigations of the Clinics and prepared, used or possessed by CUSA, or under CUSA’s control, during the term of this agreement shall be and remain the sole and exclusive property of SHC.

	e.		Prior to the termination of this agreement, CUSA agrees to deliver promptly to SHC all such records, files, drawings, tapes, documents, plans, tools and equipment.

	f.		CUSA, represents that it has no agreement with or obligation to others in conflict with its obligations under this Agreement.

6.		Remuneration. In consideration of CUSA’s undertaking and the performance of the obligations contained herein, SHC shall pay the following:

All revenues as collected by CUSA in the operations of the Clinics, less all expenses of the Clinics, less any amounts required to be paid by SHC regarding the financing of the acquisition of the Clinics to Merrill Lynch, together with any legal costs incurred by SHC as related to its involvement with the Clinics;

7.		Term and Termination

	a.		Subject to the termination provisions contained below, this agreement shall be for a term of ten (10) years commencing on the date the acquisition of the Clinics by SHC closes;

	b.		This Agreement may be terminated in the following manner in the following circumstances:

		i.	By CUSA upon the giving of not less than 60 days notice to SHC;

		ii.	By SHC immediately in the event of any gross negligence, fraud or any illegal act by CUSA or the bankruptcy or insolvency of CUSA;

		iii.	By CUSA for cause including any material breach of this Agreement by SHC

8.
Successors and Assigns. Either CUSA or SHC shall have the right to assign this Agreement or any interest herein or subcontract the performance of any services without the prior written consent of the other party, provided however, that should CUSA assign this ageement to any other party, the assignee shall be a reputable operation, skilled in the management of Chiropractic clinics and acceptable to SHC, acting reasonably. This Agreement shall enure to the benefit of and be binding on the heirs, executors, administrators, successors and permitted assigns of the parties hereto.

9.
Relationship.CUSA shall perform the Services as an independent contractor. Nothing contained in this Agreement shall be deemed to create any association, partnership, joint venture, or relationship of principal and agent or employer and employee between the parties hereto or to provide either party with the right, power or authority, whether express or implied, to create any such duty or obligation on behalf of the other party. CUSA also agrees that it will not hold itself out as an affiliate of or partner, joint venturer, co-principal or co-employer with SHC, by reason of the agreement and that CUSA will not knowingly permit any of its employees, agents or representatives to hold themselves out as, or claim to be, officers or employees of SHC by reason of the agreement.

10.
Severability. In the event that any provision herein or part hereof shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions, or parts hereof, shall be and remain in full force and effect.

11.
Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto. Any and all previous agreements, written or oral, express or implied between the parties hereto or on their behalf are hereby terminated and cancelled and each of the parties hereto hereby releases and forever discharges the other of and from all manner of actions, causes of action, claims and demands whatsoever under or in respect of any such agreement.

12.
Amendment. This Agreement may be altered, modified or amended only by a written instrument, duly executed by both parties and stating that the alteration, modification or amendment is an addition to and subject to this Agreement.

13.		Non-Merger. Notwithstanding any other provision in this Agreement to the contrary, the provisions of paragraph 5 hereof shall survive termination of this Agreement and shall not merge therewith.

14.		Notices.

	a.	Any notice required or permitted to be given to CUSA shall be sufficiently given if delivered to CUSA personally or if mailed by registered mail to CUSA’s address last known to SHC.

	b.	Any notice required or permitted to be given to SHC shall be sufficiently given if delivered to or mailed by registered mail to SHC at it’s registered office.

Any notice given pursuant to and in accordance with this paragraph shall be deemed to be received by the recipient on the third business day after mailing, if sent by registered mail, and on the day of delivery, if delivered.

15.		Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

Southern Health Care, Inc.

Per: "Cory Gelmon"

Chiropractic USA, Inc.

Per: "Michael Gelmon"